Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010
July 9, 2010

VIA EDGAR
H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	Aqua America, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Definitive Proxy Statement filed on Schedule 14A Filed on April 2, 2010 File No. 001-06659

Dear Mr. Owings:

We hereby request an extension of 10 business days to August 5, 2010 in order to respond to your letter of July 8, 2010 to Aqua America, Inc. regarding the above-referenced filing(s).

Sincerely,

/s/ David P. Smeltzer
Chief Financial Officer